UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the year ended March, 2018

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento Reports Fiscal 2017 Fourth-Quarter and Full Year Results,
Highlighted by Revenue and EPS Growth

•	Continued revenue growth in fourth quarter and full year, supported by strong growth in Americas:
	▪	Consolidated revenues up 5.7% in Q4 and 5.1% in FY 2017, with Multisector up 8.6% in Q4 and 10.9% in FY 2017
	▪	Revenue fueled by continued overall strong commercial activity, underpinned by growth in the Americas, especially in Argentina, Chile and Colombia
	▪	Multisector up 150 bps to 61.5% of revenues in Q4; FY 2017 up 350 bps to 61.0%
	▪	Continued evolution into higher value-added solutions, with mix stable YoY in Q4 at 26.4% and up 120 bps in FY 2017 to 26.5%
	▪	Revenues from Telefónica stable, up 1.4% in Q4 and down 3.0% in FY 2017
•	Adj. EBITDA: 11.5% margin in Q4 and FY 2017, in line with guidance
•	Strong Recurring EPS expansion, up 11.4% in Q4 to $0.21, while FY 2017 up 14.8% to $0.75
•	Free Cash Flow Generation and Capital Structure:
	▪	Free cash flow before interest and acquisitions totaled $26.3 million in Q4 and $81.0 million in FY 2017, delivering 36.6% cash conversion in FY 2017
	▪	Net debt stable at $345 million with net leverage at 1.6x at December 31, 2017
•	Introducing Fiscal 2018 Guidance: Constant Currency Revenue growth of 3% to 6% and Adjusted EBITDA margin of 11%-12%

NEW YORK, March 19, 2018 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its fourth-quarter and full year 2017 operating and financial results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Summary

($ in millions except EPS)	Q4 2017	Q4 2016	CCY Growth	FY 2017	FY 2016	CCY Growth
Income Statement
Revenue (1)	478.3	442.0	+5.7%	1,921.3	1,757.5	+5.1%
Adjusted EBITDA (3)	55.1	58.6	-8.4%	221.0	221.9	-4.7%
Adjusted EBITDA Margin(3)	11.5%	13.3%	-1.8pp	11.5%	12.6%	-1.1pp
Recurring Net Income (2)	15.9	13.8	+11.7%	55.2	48.1	+14.9%
Recurring Earnings Per Share (2)	$0.21	$0.19	+11.4%	$0.75	$0.65	+14.8%
Reported EBITDA (2)	46.1	80.9	-47.1%	196.9	213.7	-13.0%
Reported Net Income/(Loss) (2)	(8.9)	16.7	n.m.	(13.6)	0.2	n.m.
Reported Earnings Per Share (2)	($0.12)	$0.23	n.m.	($0.18)	($0.00)	n.m.
Cashflow, Debt and Leverage
FCF before Interest and Acquisitions (4,5)	26.3	90.0		81.0	145.0
Net Debt	344.5	340.9
Leverage (x)	1.6x	1.5x

(1)	Revenue excludes Morocco which was divested in September 2016. Please refer to the MD&A section of the Q4 2017 6K for more details.
(2)

Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended December 31, 2017, were calculated considering the weighted average number of ordinary shares of 73,909,056. For the period ended December 31, 2016, the number of ordinary shares was 73,816,933. Recurring Earnings and EPS attributable to Owners of the parent

(3)

EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

(4)	We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.
(5)	Exceptionally higher cash conversion in Q4 2016 reflected by one-off impacts from the MSA renegotiation

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We are pleased with our 2017 results. The execution of our strategy led to both solid growth and increased diversification of revenues. In particular, we grew revenues from our Multisector clients by more than 10% in 2017. By addressing the evolving needs of our clients through investing in expanding the capabilities of our value offer, we are enabling sustainable growth. We are now able to provide a full set of solutions beyond our core offering in the CRM BPO industry, leveraging technologies such as artificial inteligence, automation and analytics to unveil the full potential of digital throughout the customer lifecycle.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, "We were pleased to deliver revenue and EBITDA within our guidance for 2017. Our focus on disciplined capital allocation and strict working capital management drove a 48% adjusted EBITDA to cash conversion in the quarter allowing us to pay our first-ever dividend of $25.0 million ($0.3384/share) on November 28, 2017.”

Mr. Reynal concluded, “We are convinced that 2018 will be another year of great progress for us. A more favorable macro environment should support revenue growth. We will continue to invest in evolving our value offer to extend our market leadership in the digital age, allowing us to continue to be the reference partner for the CRM BPO needs of our clients.”

Fourth Quarter and Full Year Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year and in constant-currency (CCY).

The positive revenue growth trend during the year continued into the fourth quarter of 2017. Consolidated revenues grew by 5.7%, reflecting good performance in the Americas region and strong expansion by Multisector clients. FY 2017 revenues increased by 5.1%. On a reported basis, total revenue increased 8.2% in Q4 and 9.3% in FY 2017.

Revenues from Multisector increased 8.6% in Q4 and 10.9% in FY 2017, driven by new service and client wins in all regions. As a percentage of revenues, Multisector reached 61.5% in Q4 and 61.0% in FY 2017, up 150 bps and 350 bps, respectively. Revenues from Telefónica increased by 1.4% in Q4, reflecting good performances in Argentina, Chile, Brazil, and Colombia. In FY 2017, Telefónica revenues decreased 3.0%. As mentioned in Q3 2017, our businesses in Mexico and Puerto Rico were affected by the natural disasters in September, with negative impacts in Q4 of $8.9 million in revenues. Excluding these one-off impacts, revenues would have grown 8.4% in Q4 2017.

The revenue mix from higher value-added solutions was stable in the quarter at 26.4% and increased 120 bps in FY 2017 to 26.5%.

In Q4, recurring net income attributable to owners of the parent company reached $15.9 million, with EPS growth of 11.4% to $0.21. In FY 2017, recurring net income totaled $55.2 million, with strong EPS growth of 14.8% to $0.75.

Adjusted EBITDA in Q4 2017 reached $55.1 million and $221.0 million for the full year. Both fourth quarter and FY Adjusted EBITDA margin were 11.5%. as compared to 13.3% and 12.6%, respectively. Adjusted EBITDA Margin evolution is explained by softer volume in specific clients combined with strong comparison basis in Q4 2016, especially in Brazil and Spain. As with revenues, FY 2017 Adjusted EBITDA margin was in line with guidance.

The natural disasters in Mexico and Puerto Rico impacted Adjusted EBITDA in the fourth quarter by $0.9 million.

Operating cash flow totaled $57.0 million in Q4 and $162.7 million in FY 2017. Adjusted EBITDA to cash conversion was 47.7% in Q4 and 36.6% in FY 2017, with free cash flow before interest and acquisitions totaling $26.3 million and $81.0 million, respectively.

Our focus on disciplined capital allocation led us to generate net cash of $23.7 million, even after $29.8 million of investment in acquisitions, allowing the Company to return capital to shareholders with its first-ever dividend payment of $25.0 million on November 28th, 2017.

At the end of the fourth quarter, the Company had a cash position of $141.8 million and a net debt of $344.5 million. Net Debt to adjusted EBITDA ratio stood at 1.6x in Q4, versus 1.5x both in Q3 2017 and Q4 2016.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables

Segment Reporting

($ in millions)	Q4 2017	Q4 2016	CCY growth	FY 2017	FY 2016	CCY growth
Brazil Region
Revenue	224.5	214.4	+2.9%	944.8	816.4	+6.3%
Operating Income	(0.2)	1.3	-116.4%	13.7	3.1	n.m.
Adjusted EBITDA	29.6	35.9	-18.9%	124.7	121.0	-4.1%
Margin	13.2%	16.7%		13.2%	14.8%
Americas Region
Revenue	200.6	172.8	+14.9%	758.0	718.9	+6.1%
Operating Income	3.1	21.2	-87.2%	8.6	41.3	-80.7%
Adjusted EBITDA	20.6	19.6	+4.0%	83.5	92.0	-9.1%
Margin	10.3%	11.3%		11.0%	12.8%
EMEA Region
Revenue	56.5	55.3	-6.1%	223.4	223.9	-1.9%
Operating Income/(Loss)	(1.2)	(1.7)	-36.1%	(13.6)	(18.1)	-26.2%
Adjusted EBITDA	3.2	5.1	-46.1%	14.8	16.3	-13.4%
Margin	5.7%	9.2%		6.6%	7.3%

Brazil Region

Revenue in Brazil grew solidly throughout the year, with Q4 up 2.9% and FY 2017 up 6.3%. Revenues from Multisector increased by 3.1% in Q4 and 10.5% in FY 2017. We continued to see robust commercial activity compensating for baseline volumes that have been below expectations as Brazil undergoes a gradual economic recovery.

Multisector as a percentage of revenues increased another 20 basis points to 69.2% in Q4 and 260 bps in FY 2017, to 69.1%. Revenues from Telefónica grew 2.4% in Q4 on the back of higher volumes and decreased 1.9% in FY 2017.

Adjusted EBITDA totaled $29.6 million in Q4, with margins of 13.2%, impacted by lower volumes in specific clients combined with a strong comparison basis in Q4 2016. In FY 2017, Adjusted EBITDA reached $ 124.7 million and Adjusted EBITDA margin stood at 13.2%.

Americas Region

Americas delivered a strong revenue growth in the quarter, increasing 14.9% in Q4 and 6.1% in FY 2017, on the back of significant Multisector growth of 19.5% in Q4 and 12.0% in FY 2017. Revenue growth can be traced to new client wins and volume increases particularly in Argentina, Colombia, Chile and US Nearshore. As a percentage of revenues, Multisector continued to increase, up 230 bps to 59.0% in Q4, and up 300 bps to 58.0% in FY 2017. Telefónica revenues rose by 8.9% in Q4, reflecting positive results in Argentina, Chile, and Colombia. In FY 2017, revenues from Telefónica decreased 1.0%.

Adjusted EBITDA was $20.6 million in Q4, with an Adjusted EBITDA margin of 10.3%, while FY 2017 Adjusted EBITDA was $83.5 million, implying margins of 11.0%.

EMEA Region

Revenue in EMEA decreased 6.1% in Q4 and 1.9% in FY 2017 as a result of a drop in Telefónica revenue of 14.9% in Q4 and 5.9% in FY 2017.

Revenues from Multisector increased 9.6% in Q4 and 5.4% in FY 2017, supported by new contracts and client wins, especially in non-Telefónica telcos. As a percentage of revenue, Multisector increased 580 bps to 41.8% in Q4 and 250 bps to 37.8% in FY 2017.

Adjusted EBITDA totaled $3.2 million in Q4 2017, with an Adjusted EBITDA margin of 5.7%. The decline is mostly explained by lower volumes and a strong comparison basis in Q4 2016.

Cash Flow and Capital Structure

Operating cash flow totaled $57.0 million in Q4 and $162.7 million in FY 2017, while free cash flow before interest and acquisitions was $26.3 million and $81.0 million, respectively. Adjusted EBITDA to cash conversion was 47.7% in Q4 and 36.6% in FY 2017, in line with guidance.

The positive cash generation of $23.7 million in FY 2017, even after investing $29.8 million in acquisitions, allowed us to return capital to shareholders, paying our first ever dividend of $25.0 million ($0.3384/share) on November 28, 2017.

Cash capex in 2017 totaled 3.2% of Revenues, lower than the 3.8% in FY 2016, as we initiated 2017 with above-average spare capacity.

As of December 31, 2017, the Company had Cash and Cash equivalents of $141.8 million and revolving credit facilities of $104 million, out of which $99 million were undrawn, implying total liquidity of $241 million. Total net debt with third parties was $344.5 million and the Adjusted LTM EBITDA to net debt ratio with third parties was 1.6x compared to 1.5x in both Q3 2017 and Q4 2016.

Fiscal 2018 Guidance

We expect a favorable macro environment combined with stable regulatory frameworks which should support growth in 2018 and should compensate for potential political uncertainties arising from Presidential Elections in Colombia (May), Mexico (July) and Brazil (October).

For Fiscal 2018, we are targeting:

Guidance
Consolidated Revenue Growth (CCY)	3% to 6%
Adjusted EBITDA Margin Range (CCY)	11% to 12%
Net Interest Expense Range	$40MM to $45MM
Cash Capex (% of Revenue)	3.5% to 4.0%
Effective Tax Rate impacting Rec. Net Income	35% to 38%
Diluted Share Count	~73.9MM shares
Cash Conversion as % of Adj. EBITDA	35% to 40%

Topline growth should be driven by revenue expansion from Multisector clients. While baseline volume growth in Brazil has been below expectations given the gradual economic recovery, we have been able to offset this dynamic with solid commercial activity. We expect this trend to continue throughout 2018.

Adjusted EBITDA margins should remain stable in 2018 and we expect no relevant non-recurring adjustments in 2018.

The debt refinancing concluded in Q3 2017 should provide for a reduction of $10-15 million in net interest expenses in 2018, already included in the guidance of $40-45 million. Effective tax rate impacting recurring net income should be between 35% to 38%, and cash conversion is expected to be in the range of 35% to 40%.

Short Term trends

We expect Q1 and Q2 2018 revenues to be at the bottom range of the guidance. In terms of profitability, we expected seasonally lower Adjusted EBITDA Margins below guidance in Q1 and Q2.

This guidance assumes no change in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements into U.S. dollars except where noted.

Note: This guidance assumes no change in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements into U.S. dollars except where noted.

Conference Call

The Company will host a conference call and webcast on Tuesday, March 20, 2018 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-0784 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 689-8560 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento’s Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 151,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor

+ 55 11 3293-5926
shay.chor@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053
felipe.souza@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

Consolidated Statements of Operations for the Years Ended December 31, 2015, 2016 and 2017

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2015 (*)	2016			2017
	(audited)				(unaudited) (***)
Revenue	1,949.9	1,757.5	(9.9)	(1.4)	1,921.3	9.3	5.1
Other operating income	4.3	5.8	34.9	45.0	16.4	N.M.	N.M.
Other gains and own work capitalized (1)	-	41.8	N.M.	N.M.	0.4	(99.1)	(99.2)
Operating expenses:
Supplies	(77.6)	(65.6)	(15.5)	(7.0)	(74.9)	14.2	10.1
Employee benefit expenses	(1,410.5)	(1,309.9)	(7.1)	1.7	(1,429.1)	9.1	5.0
Depreciation	(50.1)	(46.4)	(7.4)	(0.4)	(49.2)	6.1	0.8
Amortization	(51.4)	(50.9)	(1.0)	6.3	(55.2)	8.4	3.3
Changes in trade provisions	(1.3)	(1.9)	46.2	46.2	(0.6)	(67.0)	(68.5)
Other operating expenses	(241.5)	(214.0)	(11.4)	(4.8)	(236.6)	10.6	5.3
Total operating expenses	(1,832.4)	(1,688.7)	(7.8)	0.6	(1,845.7)	9.3	5.0
Operating profit	121.8	116.4	(4.4)	7.5	92.4	(20.6)	(25.4)
Finance income	15.5	7.2	(53.5)	(49.7)	7.9	9.1	2.5
Finance costs (1)	(75.5)	(59.2)	(21.6)	(17.3)	(78.1)	32.0	28.1
Change in fair value of financial instruments	17.5	0.7	(96.0)	(96.0)	0.2	(67.2)	(66.0)
Net foreign exchange loss (1)	(3.9)	(56.5)	N.M.	N.M.	(23.4)	(58.5)	(61.6)
Net finance expense	(46.4)	(107.8)	132.3	N.M.	(93.5)	(13.3)	(17.8)
Profit/(loss) before income tax	75.4	8.6	(88.6)	(87.3)	(1.0)	(112.0)	(110.1)
Income tax expense	(23.2)	(5.2)	(77.6)	(74.5)	(12.5)	141.0	144.1
Profit/(loss) from continuing operations	52.2	3.4	(93.5)	(92.8)	(13.6)	N.M.	N.M.
Discontinued operations:
Loss from discontinued operations	(3.1)	(3.2)	3.2	6.7	-	(100.0)	(100.0)
Profit/(loss) for the year	49.1	0.2	(99.6)	(99.6)	(13.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	49.1	0.1	(99.8)	(99.8)	(16.8)	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.	3.2	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited) (***)	223.3	213.7	(4.3)	5.4	196.9	(7.9)	(13.0)
Adjusted EBITDA (2) (unaudited) (***)	249.7	221.9	(11.1)	(3.6)	221.0	(0.4)	(4.7)

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) See section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of our profit/(loss) to EBITDA and Adjusted EBITDA.

(*) Exclude discontinued operations - Morocco.

N.M. means not meaningful

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Consolidated Statements of Operations for the Three Months Ended December 31, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change excluding FX (%)
	2016	2017
		(unaudited) (***)
Revenue	442.0	478.3	8.2	5.7
Other operating income	2.4	2.6	7.3	0.6
Other gains and own work capitalized (1)	41.8	0.3	(99.3)	(99.3)
Operating expenses:
Supplies	(18.6)	(19.8)	6.6	3.4
Employee benefit expenses	(329.5)	(359.1)	9.0	6.6
Depreciation	(12.0)	(11.9)	(0.5)	(3.0)
Amortization	(13.4)	(14.1)	5.3	1.9
Changes in trade provisions	(1.5)	(0.6)	(59.0)	(58.7)
Other operating expenses	(55.7)	(55.6)	(0.3)	(2.6)
Total operating expenses	(430.7)	(461.1)	7.1	4.7
Operating profit	55.5	20.1	(63.8)	(67.1)
Finance income	2.8	1.8	(34.6)	(34.6)
Finance costs (1)	0.6	(10.1)	N.M.	N.M.
Change in fair value of financial instruments	0.1	2.9	N.M.	N.M.
Net foreign exchange loss (1)	(41.2)	(19.3)	(53.2)	(57.9)
Net finance expense	(37.7)	(24.7)	(34.5)	(39.3)
Profit/(loss) before income tax	17.8	(4.6)	(126.1)	(123.0)
Income tax expense	(1.1)	(4.3)	N.M.	N.M.
Profit/(loss) from continuing operations	16.7	(8.9)	N.M.	N.M.
Profit/(loss) for the period	16.7	(8.9)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	16.7	(9.9)	N.M.	N.M.
Non-controlling interest	-	1.0	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited) (***)	80.9	46.1	(43.0)	(47.1)
Adjusted EBITDA (2) (unaudited) (***)	58.6	55.1	(5.9)	(8.4)

(1) The three months ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) See section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" for a reconciliation of our profit/(loss) to EBITDA and Adjusted EBITDA.

N.M. means not meaningful

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
ASSETS	2016	2017
	(audited)	(unaudited) (***)
NON-CURRENT ASSETS	802,944	761,381

Intangible assets	226,553	226,188
Goodwill	146,015	153,144
Property, plant and equipment	165,270	152,195
Non-current financial assets	138,950	91,246
Trade and other receivables	20,911	21,677
Other non-current financial assets	40,565	60,222
Derivative financial instruments	77,474	9,347
Other taxes receivable	7,815	7,282
Deferred tax assets	118,341	131,326

CURRENT ASSETS	574,674	565,701

Trade and other receivables	373,047	410,533
Trade and other receivables	350,902	388,564
Current income tax receivable	22,145	21,969
Other taxes receivable	6,452	12,072
Other current financial assets	1,140	1,334
Cash and cash equivalents	194,035	141,762

TOTAL ASSETS	1,377,618	1,327,082

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

	December 31,
EQUITY AND LIABILITIES	2016	2017
	(audited)	(unaudited) (***)
TOTAL EQUITY	430,203	374,255
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	(718)	13,232
OWNERS OF THE PARENT COMPANY	430,921	361,023

Share capital	48	48
Reserve for acquisition of non-controlling interest	(1,057)	(23,532)
Share premium	639,435	639,435
Retained losses	(53,598)	(70,388)
Translation differences	(193,529)	(201,549)
Hedge accounting effects	35,521	9,594
Stock-based compensation	4,101	7,415
NON-CURRENT LIABILITIES	598,808	583,231

Deferred tax liabilities	45,597	43,942
Debt with third parties	480,359	439,731
Derivative financial instruments	184	6,310
Provisions and contingencies	69,895	60,378
Non-trade payables	618	8,094
Option for the acquisition of non-controlling interest	1,057	23,752
Other taxes payable	1,098	1,024

CURRENT LIABILITIES	348,607	369,596

Debt with third parties	54,576	46,560
Derivative financial instruments	-	1,212
Trade and other payables	279,313	302,756
Trade payables	75,268	94,078
Income tax payables	4,030	8,058
Other taxes payables	68,800	86,166
Other non-trade payables	131,215	114,454
Provisions and contingencies	14,718	19,068
TOTAL EQUITY AND LIABILITIES	1,377,618	1,327,082

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2015	2016	2017	2016	2017
	(unaudited) (***)
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	16.7	(8.9)
Net finance expense	46.4	107.8	93.5	37.7	24.7
Income tax expense	23.2	5.2	12.5	1.1	4.3
Depreciation and amortization	101.5	97.3	104.4	25.4	26.0
EBITDA (non-GAAP) (unaudited) (***)	223.3	213.7	196.9	80.9	46.1
Acquisition and integration related costs (a)	0.1	-	-	-	-
Restructuring costs (b)	15.8	33.7	16.8	14.7	6.5
Site relocation costs (c)	3.4	9.3	-	2.8	-
Financial fees (d)	0.3	-	-	-	-
Contingent Value Instrument (e)	-	(41.7)	-	(41.7)	-
Asset impairments and Other (f)	6.8	6.9	7.3	1.9	2.5
Total non-recurring items (*)	26.4	8.2	24.1	(22.3)	9.0
Adjusted EBITDA (non-GAAP) (unaudited) (***)	249.7	221.9	221.0	58.6	55.1

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)

Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

b)

Restructuring costs incurred in 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for year ended December 31, 2015 are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs for the three months and year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

c)

Site relocation costs incurred in the year ended December 31, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for three months and year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 as it was completed in 2016.

	d)	Financing fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

e)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

f)

Asset impairments and other costs incurred for the year ended December 31, 2015 mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017 non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2015	2016	2017	2016	2017
	(unaudited) (***)
Profit/(loss) from continuing operations	52.2	3.4	(13.6)	16.7	(8.9)
Acquisition and integration related costs (a) (*)	0.1	-	-	-	-
Amortization of acquisition related intangible assets (b)	27.5	24.2	22.4	6.3	5.6
Restructuring costs (c) (*)	15.8	33.7	16.8	14.7	6.5
Site relocation costs (d) (*)	3.4	9.3	-	2.8	-
Financing fees (e) (*)	0.3	-	-	-	-
Asset impairments and Other (f) (*)	6.8	6.9	7.3	1.9	2.5
DTA adjustment in Spain (g)	1.5	-	-	-	-
Net foreign exchange gain on financial instruments (h)	(17.5)	(0.7)	(0.2)	(0.1)	(2.9)
Net foreign exchange impacts (i)	4.0	21.1	23.4	5.8	19.3
Contingent Value Instrument (j)	-	(26.2)	-	(26.2)	-
Financial non-recurring (k)	-	-	17.7	-	-
Depreciation non-recurring (l)	-	-	2.8	-	-
Tax effect (m)	(16.2)	(23.5)	(18.2)	(8.1)	(5.2)
Total of add-backs	25.7	44.8	72.0	(2.9)	25.8
Adjusted Earnings (non-GAAP) (unaudited) (***)	77.9	48.2	58.4	13.8	16.9
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited) (***)	1.06	0.65	0.79	0.19	0.23
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited) (***)	77.9	48.1	55.2	13.8	15.9
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited) (***)	1.06	0.65	0.75	0.19	0.21

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)

Acquisition and integration related costs incurred in 2015 are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

b)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

c)

Restructuring costs incurred in 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for year ended December 31, 2015 are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs for the three months and year ended December 31, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017.

d)

Site relocation costs incurred in the year ended December 31, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for three months and year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 as it was completed in 2016.

	e)	Financing fees for the year ended December 31, 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

f)

Asset impairments and other costs incurred for the year ended December 31, 2015 mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017 non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters. In addition, there were costs incurred on the secondary offer process occurred in November.

	g)	Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

h)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the income statements. For comparability, these adjustments are added back to calculate Adjusted Earnings.

i)

Since 2015, our management analyzes the Company financial condition performance excluding non-cash net foreign exchange impacts related to intercompany loans which eliminates the volatility of foreign exchange variances from our operational results with third parties. The net impact to equity is zero since the current translation adjustments of the balance sheet to the subsidiaries with local denominated currencies other than the USD is registered at Equity.

j)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

k)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.

l)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the recent natural disasters (See “Cautionary note regarding forward looking statements”).

	m)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For 2017, the effective tax rate after removing non-recurring items is 34.5%.

(**)

Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056, 73,816,933 and 73,648,760 as of December 31, 2017, 2016 and 2015, respectively.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Financing Arrangements

Net debt with third parties as of December 31, 2015, 2016 and 2017 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016	2017
			(unaudited) (***)
Cash and cash equivalents	184.0	194.0	141.8
Debt:
Senior Secured Notes	301.7	303.3	398.3
Brazilian Debentures	168.1	156.6	21.1
Contingent Value Instrument (1)	26.3	-	-
Finance Lease Payables	4.7	3.6	10.5
BNDES	74.7	71.4	50.4
Other Borrowings	0.1	-	6.0
Total Debt	575.6	534.9	486.3
Net Debt with third parties (2) (unaudited) (***)	391.6	340.9	344.5
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited) (***)	249.7	221.9	221.0
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited) (***)	1.6x	1.5x	1.6x

1)	The CVI was terminated on November 8, 2016 as part of the Telefónica MSA renegotiation.

2)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, site relocation costs, financial fees, asset impairments and other items not related to our core results of operations.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Free Cash Flow:

	For the three months ended December 31,		For the year ended December 31,
($ in millions)	2016	2017	2016	2017
	(unaudited) (***)
Operating Cash Flow (1)	108.2	57.0	235.7	162.7
Cash Capex (2)	(13.2)	(25.0)	(66.4)	(61.2)
Income Tax Paid	(5.0)	(5.7)	(24.3)	(20.6)
Free Cash Flow before interest and acquisitions	90.0	26.3	145.0	81.0
Adjusted EBITDA to cash conversion (%)	153.6%	47.7%	65.3%	36.6%
Acquisitions	0.0	(1.5)	(8.6)	(29.8)
Net Interest Paid (3)	(19.4)	(8.1)	(69.5)	(27.5)
Free Cash Flow (FCF)	70.6	16.7	66.9	23.7

1)	We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.

2)	Does not consider acquisitions

3)	Net interest paid includes $46.0 million gain from unwind hedging instruments related to the old bond, partially offset by $21.6 million expenses related to the refinancing, occurred in Q3 2017.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2017 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 21, 2018
By: /s/ Alejandro Reynal
Name: Alejandro Reynal
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer